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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 3)


                                    TOO, INC.

                                (Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE                         890333-10-7
--------------------------------------------------------------------------------
     (Title of class of securities)                            (CUSIP number)

                             RAYMOND O. GIETZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                 OCTOBER 3, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



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NY2:\969760\02\80808.0004

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 890333-10-7                                      13D                                      Page 2
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         Leslie H. Wexner
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 United States

----------------------- ----- ----------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     4,956,980
        SHARES
                        ----- ----------------------------------------------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                     131,190
       OWNED BY
                        ----- ----------------------------------------------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                5,033,696
      REPORTING
                        ----- ----------------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:                131,190

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  5,164,886

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [X]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.8%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                IN

-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       2

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 890333-10-7                                      13D                                      Page 3
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 The Wexner Foundation
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  23-7320631
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ohio

---------------------- ------ ----------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     81,189
       SHARES
                       ------ ----------------------------------------------------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER:                    -0-
      OWNED BY
                       ------ ----------------------------------------------------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER:                81,189
      REPORTING
                       ------ ----------------------------------------------------------------------------------------------------
     PERSON WITH        10    SHARED DISPOSITIVE POWER:               -0-

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   81,189

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.3%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       3

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 890333-10-7                                      13D                                      Page 4
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 Health and Science Interests II
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  13-7022662
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ohio

----------------------- ----- ----------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                       50,001
        SHARES
                       ------ ----------------------------------------------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                      -0-
       OWNED BY
                       ------ ----------------------------------------------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                  50,001
      REPORTING
                       ------ ----------------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:                 -0-

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   50,001

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.2%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       4

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 890333-10-7                                      13D                                      Page 5
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 The Wexner Children's Trust
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                    Ohio

-------------------------- ------- -----------------------------------------------------------------------------------------------
        NUMBER OF            7     SOLE VOTING POWER:                   2,250,075
         SHARES
                           ------- -----------------------------------------------------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER:                    -0-
        OWNED BY
                           ------- -----------------------------------------------------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER:              2,250,075
        REPORTING
                           ------- -----------------------------------------------------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:               -0-

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   2,250,075

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.3%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       5

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 890333-10-7                                      13D                                      Page 6
-------------------------------------------------------              -------------------------------------------------------------

-------------- -------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                Harry, Hannah, David and Sarah Wexner Trust
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):    13-7174197
-------------- -------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- -------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ohio

-------------------------- ------ ------------------------------------------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                   -0-
         SHARES
                           ------ ------------------------------------------------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:                 -0-
        OWNED BY
                           ------ ------------------------------------------------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:              -0-
        REPORTING
                           ------ ------------------------------------------------------------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:            -0-

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  -0-

-------------- -------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.0%

-------------- -------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- -------------------------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!


                  This Amendment No. 3 amends the Schedule 13D dated August 27, 1999, as amended, and is filed by Leslie H. Wexner, for and on behalf of himself, The Wexner Foundation, Health and Science Interests II, The Wexner Children's Trust, and the Harry, Hannah, David and Sarah Wexner Trust (collectively, the "Reporting Persons"), with respect to the common stock, par value $0.01 per share ("Common Stock"), of Too, Inc. (the "Company").



Item 5.       Interest in Securities of the Issuer.
              ------------------------------------

                  (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 3 to Schedule 13D are incorporated herein by reference. As of October 4, 2000, the Reporting Persons beneficially owned the number shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number (the outstanding shares of Common Stock, 30,738,914, being based on the number of shares outstanding as of the close of business on August 25, 2000, as reported in the Company's Form 10-Q for the fiscal quarter ended July 29, 2000):

                                                                                                            Percent
                   Person                                Number of Shares                                  of Class
            -------------------                      -------------------------                             --------
1.         Leslie H. Wexner                                    5,164,886 (1)(2)(3)(4)(5)                     16.8%
2.         The Wexner Foundation                                  81,189 (1)                                  0.3%
3.         Health and Science Interests II                        50,001 (2)                                  0.2%
4.         The Wexner Children's Trust                         2,250,075 (4)                                  7.3%
5.         Harry, Hannah, David and Sarah Wexner                       0 (5)                                  0.0%
           Trust


         ------------------------------

1. Power to vote or direct the disposition of the 81,189 shares held by The Wexner Foundation may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein as the trustees of The Wexner Foundation. Leslie
         H. Wexner and Jeffrey E. Epstein disclaim beneficial ownership of the shares held by The Wexner Foundation.

2. Power to vote or direct the disposition of the 50,001 shares held by Health and Science Interests II may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein as trustees thereof. Leslie H. Wexner and Jeffrey E. Epstein disclaim beneficial ownership of shares held by Health and Science Interests II.

3. Includes 76,716 shares held in The Limited, Inc. Savings and Retirement Plan for Mr. Wexner's account (as of September 30, 2000) over which he exercises dispositive but not voting control. Excludes 125 shares held directly by Abigail S. Wexner, Mr. Wexner's wife, and 28,572 shares held in a trust of which Ms. Wexner is a beneficiary, as to which Mr. Wexner disclaims beneficial ownership.

4. Power to vote or direct the disposition of the 2,250,075 shares held by Leslie H. Wexner as the sole trustee of The Wexner Children's Trust.

5. Power to vote or direct the disposition of shares held by the Harry, Hannah, David and Sarah Wexner Trust may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein as trustees of such trust.

                  (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 3 and (ii) Item 5(a) hereof are incorporated herein by reference.

                  (c) In addition to the transaction described in Item 6 of this Amendment No. 3 (which is hereby incorporated herein by reference), during the past 60 days, the Reporting Persons effected the following transaction in the Common Stock:

                              Date of           Amount of         Price per                Where and
    Person                  Transaction         Securities          Share                 How Effected
    ------                  -----------         ----------          -----                 ------------
Leslie H. Wexner              10/3/00         300,000 shares        $23.50       Midwest Stock Exchange (sale)




                  (d), (e):  Not Applicable

Item 6.       Contracts, Arrangements, Understandings or Relationships With
              -------------------------------------------------------------
              Respect to Securities of the Issuer.
              ------------------------------------

                  On September 11, 2000, the Harry, Hannah, David and Sarah Wexner Trust distributed 227,071 shares of Common Stock to Leslie H. Wexner without consideration.

Item 7.       Materials to be Filed as Exhibits.
              ---------------------------------

Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, The Wexner Foundation, Health and Science Interests II, The Wexner Children's Trust, and the Harry, Hannah, David and Sarah Wexner Trust, dated October 5, 2000.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 5, 2000


                                      Leslie H. Wexner
                     ----------------------------------------------------------
                                      Leslie H. Wexner


                THE WEXNER FOUNDATION


                By:              Darren K. Indyke
                     ----------------------------------------------------------
                                 Darren K. Indyke, Secretary


                HEALTH AND SCIENCE INTERESTS II


                By:              Jeffrey E. Epstein
                     ----------------------------------------------------------
                                 Jeffrey E. Epstein, Trustee


                THE WEXNER CHILDREN'S TRUST


                By:               Leslie H. Wexner
                     ----------------------------------------------------------
                                  Leslie H. Wexner, Trustee


                HARRY, HANNAH, DAVID AND
                  SARAH WEXNER TRUST


                By:              Jeffrey E. Epstein
                     ----------------------------------------------------------
                                 Jeffrey E. Epstein, Trustee

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------

Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, The Wexner Foundation, Health and Science Interests II, The Wexner Children's Trust, and the Harry, Hannah, David and Sarah Wexner Trust, dated October 5, 2000.